EXHIBIT 99.1

FirstService to Simplify Capital Structure & Institute Dividend on Common Shares

Preferred Shares to be Eliminated: 30% Redeemed for Cash; 70% Converted Into Common Shares

Founder & CEO to Take Up About 850,000 Additional Common Shares

TORONTO, April 3, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (preferred shares - TSX: FSV.PR.U; debentures: FSV.DB.U) ("FirstService") today announced plans to simplify its capital structure by eliminating all of its 7% Cumulative Preference Shares, Series 1 (the "Preferred Shares") and to pay a dividend on its Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares"). All amounts are in US dollars.

Currently, there are 5,230,634 Preferred Shares outstanding. The Preferred Shares will be eliminated on May 3, 2013 (the "Redemption Date") in a two-step process. First, there will be a partial redemption for cash of 1,569,190 Preferred Shares (representing 30% of the outstanding Preferred Shares) on a pro rata basis for $25.00 per share plus accrued and unpaid dividends of $0.1582 per share, net of any tax required to be deducted or withheld by FirstService. Second, immediately following the partial redemption, the balance of 3,661,444 Preferred Shares (representing 70% of the initially outstanding Preferred Shares) will be converted by FirstService into Subordinate Voting Shares. A Notice of Redemption and Conversion has been mailed to holders of Preferred Shares in accordance with the terms of Preferred Shares.

The Board of Directors of FirstService (the "Board") has reserved the right to terminate the redemption and/or conversion process at any time prior to May 3, 2013 for any reason in its sole discretion, including an adverse change in the trading price of the Subordinate Voting Shares.

Subject to the successful elimination of the Preferred Shares, FirstService intends to initiate a dividend policy and commence paying quarterly cash dividends of $0.10 per Common Share ($0.40 per annum), with the first dividend payment intended to be made in respect of the calendar quarter ended June 30, 2013. Dividends will be paid in US dollars.

FirstService Founder and Chief Executive Officer, Jay S. Hennick, is a significant holder of Preferred Shares. As a result of the conversion, Mr. Hennick will increase his holdings by approximately 850,000 Subordinate Voting Shares, such that he will own, control or direct approximately 2,200,000 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares representing approximately 10.6% of the outstanding Common Shares of FirstService. Mr. Hennick intends to hold these additional shares for investment purposes.

"Simplifying our capital structure both strengthens our balance sheet and increases our market capitalization. In addition, instituting a dividend on our Common Shares will introduce FirstService to a new universe of dividend-oriented investors," said Mr. Hennick. "Eliminating our dividend-paying Preferred Shares and paying dividends on our Common Shares instead will result in no significant additional outlay from the Company's strong operating cash flows, will provide a new source of investment returns for our common shareholders to complement future capital appreciation, and will be accretive to earnings per share in the current year – a great result for FirstService shareholders," he concluded.

Partial Redemption of Preferred Shares

On May 3, 2013, 1,569,190 Preferred Shares will be redeemed by FirstService for $25.00 per share plus accrued and unpaid dividends of $0.1582 per share, net of any tax required to be deducted or withheld by FirstService (the "Redemption Price"), for expected total redemption consideration of $39.5 million. The accrued and unpaid dividends reflect the period of March 31, 2013 to the day prior to the redemption date. The Preferred Shares to be redeemed will be selected on a pro rata basis (disregarding fractions).

Conversion of Preferred Shares Remaining after Partial Redemption

On May 3, 2013, immediately after the partial redemption of the Preferred Shares, the remaining 3,661,444 Preferred Shares will be converted into fully paid, non-assessable and freely tradable Subordinate Voting Shares of FirstService. The number of Subordinate Voting Shares to be received for each Preferred Share converted is determined in accordance with a formula set out in the terms of the Preferred Shares, wherein the Redemption Price of each Preferred Share is divided by 95% of the weighted average trading price of the Subordinate Voting Shares traded on NASDAQ for the twenty consecutive trading days ending on the fourth day prior to the conversion date. No fractional Subordinate Voting Shares will be issued. FirstService will satisfy any such fractional interest with a payment based on the market price of such fractional interest. FirstService expects that, based on current trading prices, approximately 3.0 million Subordinate Voting Shares will be issued on the conversion, resulting in a total of approximately 31.8 million Subordinate Voting Shares outstanding following the conversion. The Preferred Shares will be de-listed from trading on the TSX at the close of trading on the Redemption Date.

Conditions of the Partial Redemption and Conversion

In approving the partial redemption and conversion of the Preferred Shares, the Board has reserved the right to terminate the redemption and/or conversion process at any time prior to May 3, 2013 for any reason in its sole discretion, including an adverse change in the trading price of the Subordinate Voting Shares.

Further Information about the Partial Redemption and Conversion

A Notice of Redemption and Conversion, including a summary of income tax considerations for both Canadian and U.S. holders, is being mailed to registered holders of Preferred Shares in accordance with the terms of Preferred Shares and can also be obtained at www.sedar.com or at www.firstservice.com.

New Common Share Dividend Policy

The Board has adopted a new dividend policy, effective on the successful elimination of all of the Preferred Shares, pursuant to which FirstService intends to make quarterly cash dividends to holders of Common Shares of record at the close of business on the last business day of each calendar quarter. The quarterly dividend is initially set at $0.10 per Common Share ($0.40 per annum), which is equivalent to a 1.2% dividend yield based on current market prices. Each quarterly dividend will be paid within 30 days after the dividend record date. Upon the new dividend policy becoming effective, the first dividend declared thereunder will be in respect of the calendar quarter ended June 30, 2013, with the amount of such dividend being $0.10 per Common Share and made to holders of Common Shares of record at the close of business on June 30, 2013. FirstService advises that, for the purposes of the Income Tax Act (Canada) and any similar provincial legislation, all dividends on the Common Shares will be eligible dividends unless indicated otherwise.

The terms of the new dividend policy remain, among other things, at the discretion of the Board. Future dividends on the Common Shares, if any, will depend on the results of FirstService's operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors.

CEO's Shareholdings

Mr. Hennick is a significant holder of Preferred Shares, indirectly owning a total of 1,467,619 Preferred Shares. As a result of the conversion, Mr. Hennick will increase his indirect holdings by approximately 850,000 Subordinate Voting Shares (representing approximately 2.7% of the outstanding Subordinate Voting Shares following completion of the conversion), resulting in Mr. Hennick owning, or controlling or directing, directly or indirectly, approximately 2,200,000 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares (being approximately 6.9% of the outstanding Subordinate Voting Shares and 100% of the outstanding Multiple Voting Shares). Mr. Hennick intends to hold these additional shares for investment purposes and may increase or decrease his beneficial ownership or control as circumstances or market conditions warrant. In the event that the Multiple Voting Shares owned directly or indirectly by Mr. Hennick were converted into Subordinate Voting Shares in accordance with their terms, Mr. Hennick would own, or control or direct, directly or indirectly, an aggregate of approximately 3,500,000 Subordinate Voting Shares, or approximately 10.6% of the outstanding Subordinate Voting Shares. Mr. Hennick (Suite 4000, 1140 Bay Street, Toronto, Ontario, Canada M5S 2B4) will file an Early Warning Report regarding the foregoing, a copy of which may be found at www.sedar.com.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and the Property Services division, one of North America's largest providers of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for FirstService's services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in FirstService's Annual Information Form for the year ended December 31, 2012 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Jay S. Hennick
         Founder & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500